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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  ------------

                                  SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                           Fisher Communications, Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock - Par Value $1.25
------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   337756 20 9
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                                 (CUSIP Number)


                     Anne M. Trott, Karr Tuttle Campbell
          1201 Third Avenue, Suite 2900, Seattle, WA  98101  (206) 223-1313
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [ ]  Rule 13d-1(b)
          [ ]  Rule 13d-1(c)
          [X]  Rule 13d-1(d)




                                  Page 1 of 6

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CUSIP NO. 337756 2 0 9
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1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Robin J. Campbell Knepper
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]   N/A
           (b) [ ]   N/A
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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
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                         5.     SOLE VOTING POWER

                                228,288
                         -----------------------------------------------------
                         6.     SHARED VOTING POWER
NUMBER OF
SHARES                          167,640
BENEFICIALLY             -----------------------------------------------------
OWNED BY                 7.     SOLE DISPOSITIVE POWER
EACH
REPORTING                       228,288
PERSON                   -----------------------------------------------------
WITH:                     8.     SHARED DISPOSITIVE POWER

                                604,371
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           832,659
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           [X]
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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.7%
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12.   TYPE OF REPORTING PERSON

           Individual
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                                  Page 2 of 6

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ITEM 1(A).     NAME OF ISSUER:

               Fisher Communications, Inc.
               ---------------------------------------------------------------

ITEM 1 (B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               600 University Street, #1525, Seattle, WA  98101
               ---------------------------------------------------------------

ITEM 2(A).     NAME OF PERSON FILING:

               Robin J. Campbell Knepper
               ---------------------------------------------------------------

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               1634 Lake Washington Blvd., Seattle, WA 98122
               ---------------------------------------------------------------

ITEM 2(C).     CITIZENSHIP:

               United States
               ---------------------------------------------------------------

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Common Stock, $1.25 par value
               ---------------------------------------------------------------

ITEM 2(E).     CUSIP NUMBER:

               337756 20 9
               ---------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               (a)  [ ] Broker or dealer registered under Section 15 of the
                        Exchange Act of 1934 ("Act") (15 U.S.C. 78o);

               (b)  [ ] Bank as defined in Section 3(a)(6) of the Act
                        (15 U.S.C. 78c);

               (c)  [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);


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               (d)  [ ] Investment company registered under Section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8);

               (e)  [ ] An investment adviser in accordance with Section
                        240.13d-1(b)(1)(ii)(E);

               (f)  [ ] An employee benefit plan or endowment fund in
                        accordance with Section 240.13d-1(b)(1)(ii)(F);

               (g)  [ ] A parent holding company or control person in
                        accordance with Section 240.13d-l(b)(l)(ii)(G);

               (h)  [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

               (i)  [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

               (j)  [ ] Group, in accordance with Section 240.13d-
                        l(b)(l)(ii)(J).


ITEM 4.        OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

               (a)   Amount beneficially owned:

                     832,659 *

               (b)   Percent of class:

                     9.7%

               (c)   Number of shares as to which such person has:

                     (i)   Sole power to vote or to direct the vote
                           228,288 Shares

                     (ii) Shared power to vote or to direct the vote 167,640 Shares

                     (iii) Sole power to dispose or to direct the disposition
                           of
                           228,288 Shares

                     (iv) Shared power to dispose or to direct the disposition of
                           604,371 Shares

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-------------------------

     * Robin J. Campbell Knepper owns 228,288 shares. In addition, she shares voting investment and dispositive power, as co-trustee, as to 14,080 shares held by Trust A under the Will of Peggy Locke Newman and 153,560 shares held by Trust B under the Will of Peggy Locke Newman. Additionally, Ms. Knepper shares investment power as to the 436,731 shares held by the O.D. Fisher Investment Company. Ms. Knepper's husband owns 50 shares, and she disclaims beneficial ownership of these shares held by her husband.


ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

               Not applicable.


ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.


ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable.


ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.


ITEM 10.       CERTIFICATION.

               Not applicable.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 14, 2003
                                       ---------------------------------------
                                       (Date)


                                       /s/ Robin J. Campbell Knepper
                                       ---------------------------------------
                                       (Signature)


                                       Robin J. Campbell Knepper
                                       ---------------------------------------
                                       (Name/Title)